[Letter Head]

Amy E. Dahl

612 632-3229

amy.dahl@gpmlaw.com

September 2, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Celeste M. Murphy, Esq.

Re:	South Dakota State Medical Holdings, Inc. Schedule 13E-3, File No. 005-47764, Filed July 18, 2005

Dear Ms. Murphy:

On behalf of our client, South Dakota State Medical Holdings, Inc. (“DakotaCare” or the “Company”), we are providing the following in response to the Commission’s comments. The paragraph numbers correspond to the paragraph numbers contained in the Commission’s August 17, 2005 comment letter.

Schedule 13E-3

Purposes of and Reasons for the Reverse Stock Split, Page 2

1.

Pursuant to the staff’s comments, the Company has revised the disclosures under the heading “Summary Term Sheet—Purposes of and Reasons for the Reverse Stock Split” beginning on page 2 of the information statement and the disclosures under the heading “Special Factors—Purposes of and Reasons for the Reverse Stock Split” beginning on page 14 of the information statement to state the primary reasons for undertaking the transaction at this time.

Fairness Determination of the Board of Directors, Page 22

2.

Pursuant to the staff’s comments, the Company has revised the disclosures under the heading “Special Factors—Fairness Determination of the Board of Directors” beginning on page 22 of the information statement to include the negative factors considered by our Board and the explanation as to how our Board analyzed such factors with respect to its determination that the Rule 13e-3 transaction is fair to unaffiliated shareholders.

3.

Pursuant to the staff’s comments, the Company has revised the disclosures under the heading “Special Factors—Fairness Determination of the Board of Directors” beginning on page 22 of the information statement to state that our Board has adopted the analysis and conclusions of Manchester.

4.

Pursuant to the staff’s comments, the Company has revised the disclosures under the heading “Special Factors—Fairness Determination of the Board of Directors” beginning on page 22 of the information statement to clarify that Manchester’s written fairness opinion addresses all shareholders owning less than 1,000 shares of our common stock and receiving cash for their fractional shares, and is not specific to the unaffiliated shareholders as a distinct and separate group, and to explain how our Board analyzed Manchester’s written fairness opinion to arrive at a finding of fairness as to the unaffiliated shareholders.

5.

Pursuant to the staff’s comments, the Company has revised the disclosures under the heading “Special Factors—Fairness Determination of the Board of Directors” beginning on page 22 of the information statement to clarify our Board’s consideration of fair value in relation to net book value, our Board’s consideration of going concern valuations, and to explain why certain measure of value were not considered by our Board in the context of the transaction.

6.

Pursuant to the staff’s comments, the Company has revised the disclosures under the heading “Special Factors—Fairness Determination of the Board of Directors” beginning on page 22 of the information statement to explain how our Board concluded that the transaction is fair to unaffiliated shareholders despite the lack of certain procedural safeguards described in Item 1014 of Regulation M-A and to emphasize that our Board unanimously approved the transaction and, at the time our Board approved such transaction, eight of the nine members of our Board were not our employees.

Engagement of Manchester Financial Group, LLC, Page 25

7.

Manchester’s fairness opinion was that the consideration to be paid in the going private transaction is fair, from a financial point of view, to the cashed out shareholders. In making that determination, Manchester performed the going concern valuation analyses described in the information statement and considered those analyses in rendering its fairness opinion. Manchester was not provided, and did not consider, the liquidation value of the Company. Manchester also did not consider current or historical market prices for the Company because there is no established market for the Company’s stock. As noted on page 36 of the information statement, in rendering its fairness opinion, Manchester did compare the ratio of the Company’s implied equity value (based on the price paid per share to the cashed out holders) to the Company’s book value to the ratios for certain comparable companies. As noted on page 37 of the disclosure, Manchester applied the comparable company ratios to the Company’s book value to yield implied per share values for the Company’s common stock. Manchester compared these implied per share values of the Company’s common stock to the price to be paid per share to each cashed out holder. Manchester did not otherwise consider the Company’s net book value in rendering its fairness opinion.

The Company has revised the disclosure on page 35 to correct a typographical error and clarify that Manchester reviewed the historical market prices and trading activity of certain publicly traded companies.

8.

The Company believes that the relevant financial projection information provided to, and used by, Manchester in preparing its valuation report and rendering its fairness opinion is set forth on page 30 of Attachment A, Manchester’s valuation report. The Company further believes that such information is sufficient for the Company’s shareholders to understand the fairness opinion.

9.

Pursuant to the staff’s comments, the word “only” has been removed from the first sentence of the second paragraph on page 28, such that the disclosure now provides that “Manchester’s valuation report and fairness opinion are addressed to our Board.” The Company believes that this revision removes the implication that the shareholders are not entitled to rely on the disclosure in the information statement.

Financial Information, Page 42

10.

Pursuant to the staff’s comments, the disclosure set forth on page 42 incorporating by reference the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, has been revised to more specifically reference the specific information incorporated by reference by part, item and page number.

11.

Pursuant to the staff’s comments, the summary financial information set forth on page 43 of the information statement has been revised to include complete summary financial statements as required by Item 1010(c) of Regulation M-A.

Proforma Financial Information, Page 43

12.

Pursuant to the staff’s comments, the pro forma information set forth on page 44 of the information statement has been revised to include complete pro forma information as required by Item 1010(b) of Regulation M-A.

Where You Can Find More Information, Page 48

13.	Pursuant to the staff’s comments, the address of the SEC has been corrected throughout the Schedule 13E-3 and the attached information statement.

Documents Incorporated By Reference, Page 49

14.

Pursuant to the staff’s comments, the Company has revised this disclosure to remove any reference to “forward” incorporation by reference to documents filed by the Company after the date of the information statement.

Attachment A

15.

Pursuant to the staff’s comments, the word “only” has been removed from the second to the last sentence on page 46 of Attachment A, Manchester’s valuation report, and page 42 of Exhibit B, Manchester’s fairness opinion presentation. The Company believes that this revision removes the implication that the shareholders are not entitled to rely on such reports. Additionally, the last sentence on page 46 of Attachment A, Manchester’s valuation report, and page 42 of Exhibit B, Manchester’s fairness opinion presentation, has been revised to remove the implication that Manchester must consent to the inclusion of such reports in the information statement. Specifically, such sentences now reference the engagement letter between the Company and Manchester, dated November 5, 2004, which provides that the Company may disclose the fairness opinion as necessary to comply with its legal obligations under the federal and state securities laws, provided that such disclosure of the fairness opinion and any reference to Manchester is in a form reasonably acceptable to Manchester.

Attachment B

16.

As stated in response 15 above, the engagement letter between the Company and Manchester, dated November 5, 2004, states that the Company may disclose the fairness opinion as necessary to comply with its legal obligations under the federal and state securities laws, provided that such disclosure of the fairness opinion and any reference to Manchester is in a form reasonably acceptable to Manchester.

Closing Comment

Enclosed please find a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with response to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please feel free to contact me at 612-632-3229.

Very truly yours,

GRAY, PLANT, MOOTY,

MOOTY & BENNETT, P.A.

By	/s/ Amy E. Dahl
Amy E. Dahl

Enclosures

[Letterhead]

September 1, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	South Dakota State Medical Holding Company, Inc.
Schedule 13E-3, Filed July 18, 2005
SEC File No. 005-47764

Ladies and Gentlemen:

In connection with responding to the staff’s comments to the Schedule 13E-3 (the “Filing”), filed by South Dakota State Medical Holding Company, Inc. (the “Company”) on July 18, 2005, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

South Dakota State Medical Holding Company, Inc.

/s/ Kirk Zimmer
Kirk Zimmer
Chief Executive Officer